Exhibit (a)(1)(ii)

EMAIL TO ALL EMPLOYEES AND CONSULTANTS FROM TERRIE CURRAN

To:	Eligible Phathom Employees and Consultants
From:	Terrie Curran, President & CEO
Date:	June 15, 2023
Subject:	Announcing Phathom’s Option Exchange Program for Options with a strike price above $30

Dear Colleagues,

We have made phenomenal progress advancing our mission and vision of building the leading GI focused pharmaceutical company. While the last few years presented unexpected challenges, we have risen to the occasion every step of the way and remain on track to deliver vonoprazan to patients.

At Phathom, one of the pillars of our compensation philosophy is rewarding employees for shareholder value creation. Our equity programs, are designed to incentivize this “stake in the result” approach. By linking your financial interests to those of our stockholders, we aim to create a shared sense of ownership and long-term success.

Today, with the support of our Board of Directors, I am pleased to announce an Option Exchange Program, a one-time voluntary opportunity to enable employees with stock option awards with a strike price above $30 to exchange those options at a 2:1 ratio for RSUs. We intend to use the shares that are returned to our equity plan from some of the exchanged options to make discretionary awards to non-eligible employees. This program highlights the Executive Team’s and the Board’s belief in Phathom’s future and our desire for all employees to share in the value we believe we will create.

Eligible individuals will soon receive an email from Joe Hand with detailed information about the voluntary program, including eligibility criteria, the exchange process, and the key dates. We encourage you to review this information carefully to make an informed decision, in addition to consulting your personal financial, legal and/or tax advisors to address questions regarding your decision whether to participate in the option exchange.

Thank you to Joe and Larry and the HR and legal teams for their work on this program and to you for your continued hard work and dedication to Phathom and GI patients.

Sincerely,

Terrie Curran

President & Chief Executive Officer

Phathom Pharmaceuticals, Inc.